January 4, 2008

Mail Stop 4561

By U.S. Mail

Mr. Alain J. P. Belda
Chief Executive Officer
Alcoa Inc.
390 Park Avenue
New York, New York 10022-4608

> **Re:** **Alcoa Inc.**
> **Definitive 14A**
> **Filed February 26, 2007**
> **File No. 001-03610**

Dear Mr. Belda:

We have reviewed your response letter dated November 9, 2007, and have the following comments. Please respond to our comments by January 18, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. Please submit all your responses on Edgar, including your response letter dated November 9, 2007.

2. We note your response to comment 5 of our letter dated August 21, 2007. We continue to believe that you should disclose with additional detail how individual performance contributed to actual compensation for the named executive officers and reissue the comment. Refer to Item 402(b)(2)(vii) of Regulation S-K.

3. We note your response to comment 6 of our letter dated August 21, 2007, that the committee benchmarks compensation against a comparator group, the Towers Perrin Industry Executive Compensation survey. We continue to believe that you should identify all the companies that are included in the survey if you are benchmarking to them, and we therefore reissue that portion of our prior comment. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

4. We note your response to comment 7 of our letter dated August 21, 2007. With respect to the corporate performance and individual objectives that you omitted, please provide a description of each performance objective that you utilize for purposes of awarding compensation to your named executive officers and provide us with a more detailed analysis of why you believe that disclosure of the relevant performance objectives is not material.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Donna Dabney *(via facsimile)*